

January 4, 2010

Mail Stop 4631

Mr. Dimitrios Argyros, Chairman of the Board,
   President and Chief Executive Officer.
Euro Solar Parks, Inc.
81 Elmwood Avenue
Ho-Ho-Kus, NJ 07423

Re: Euro Solar Parks, Inc.
Registration Statement on Form S-1
Filed on: December 9, 2009
File No.: 333-163600

Dear Mr.Argyros:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that, of the 671,800 shares you are proposing to register for resale by the selling shareholders, 300,000 of the shares are held by your affiliate Agromerkur AG, which appears to be your largest stockholder. We further note that you are proposing to register this resale on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended. Given the size of this offering relative to the number of outstanding shares held by non-affiliates, as well as the nature of the selling shareholders, we are concerned that this transaction, at least

as it concerns Agromerkur AG, might be an indirect primary offering. Because you do not appear to be eligible to conduct a primary offering on Form S-3, you are not eligible to conduct a primary at-the-market offering under Rule 415(a)(4). If you disagree with our analysis, please tell us why you believe you can rely on Rule 415(a)(1)(i) for this transaction. In your analysis, you may wish to address the following factors:

a) The number and nature of the selling security holders and the percentage of the overall offering made by each security holder;

b) The date on which and the manner in which each selling security holder received its securities;

c) The relationship of each selling security holder to the registrant, including an analysis of whether the selling security holder is an affiliate of the registrant;

d) Any relationships among the selling security holders;

e) The dollar value of the securities registered in relation to the proceeds that the registrant received from the selling security holders for the securities, excluding amounts of proceeds that were returned (or will be returned) to the selling security holders and/or their affiliates in fees or other payments;

f) Whether or not any of the selling security holders is in the business of buying and selling securities; and

g) The discount at which the selling security holders will purchase the common stock underlying the warrants upon conversion or exercise.

Please refer to Question 612.09 of the Division's Compliance & Disclosure Interpretations for Securities Act Rules, which can be found on our website.

Outside Front Cover Page

2. Please include the name and address of the Agent for Service on the outside front cover page of the amended registration statement.

Fee Table

3. Please tell us what you mean by the use of the term "direct offering" in footnote (2) to the fee table. We note that this appears to be a secondary offering of outstanding securities by existing security holders.

Prospectus Cover Page

4. The information on the prospectus cover page should generally be limited to the relevant information required by Item 501 of Regulation S-K. The table does not appear to be relevant because this is not an underwritten offering. Accordingly, please remove the table from the prospectus cover page.

5. Please make prominent by bolding or other means the "Subject to Completion" legend required by Item 501(b)(10) of Regulation S-K.

Description of Business, page 6

6. Please tell us your basis for the following statement: "This strategy guarantees a strong cost and performance controlling along the entire value chain, and thus a maximum benefit contribution to our clients and investors."

Offering, page 7

7. Please describe the private placement transaction in greater detail, including the date(s) of the transaction(s) the purchasers, the specific exemption from registration claimed and facts relied upon to make the exemption available.

Risk Factors, page 8

General

8. Your risk factor disclosure should comport with plain English principles. Please revise your risk factors so that they clearly explain the applicable risks and include headings for each risk factor, in the form of full sentences that adequately summarize the risks.

9. Please move the "going concern" risk factor on page 13 to the beginning of the risk factor disclosure.

"We may continue to lose money . . . .," page 8

10. Please revise your disclosure to indicate when you reasonably expect your first "entire solar power plant" to become operational.

"We do not have any signed agreements or contracts at this time," page 9

11. Please revise your disclosure to provide the date as of which you are making the disclosure.

"Exposure to infringement or misappropriation claims by third parties," page 9

12. Please expand this risk factor to explain the basis for this risk, as your business disclosure suggests that intellectual property rights are not a significant aspect of your business. Please explain whose intellectual property you suspect you could infringe.

"Significant delays," page 12

13. Please revise this risk factor to include your anticipated timetable of the achievement of the major milestones in the development of your business to operational status.

Description of Our Business, page 18

14. Since the company has not commenced operations and does not plan to start operational work until 2010, please revise the statements throughout the prospectus that the company "develops, builds, and operates…" to clarify that you intend to do these things. The revised disclosure should reflect the company's planned or proposed business plans.

General Information About Our Company, page 18

15. It is unclear whether you are making a distinction between the registrant and "the Nevada based legal entity Euro Solar Parks, Inc." Please clarify the disclosure in the second paragraph and disclose who will run the legal entity Euro Solar Parks' operations. Similar clarification is also required in the MD& A discussion on page 50.

16. Please discuss in greater detail what "operational work" you will start at the beginning of 2010. If known, state when the development of your first solar power plant will begin. If not known at this time, so state and discuss what steps you must complete before development of your solar power plants can commence. Include time frames, anticipated cost to develop each plant, and how these costs will be funded. We note the discussion under your MD&A, Question (a) on page 50.

Industry Background, page 18

17. Please discuss how the solar power plants the company plans to develop will rank in size and output compared to the plants listed in the table on page 19 and explain why this comparison is relevant to investors.

18. Please explain what you mean by your use of the phrase "highly interesting business opportunities" on page 20.

Distribution Methods, page 20

19. Please define the terms "B2B."

Competition, page 20

20. Your competition disclosure is overly generalized. Please describe the competitive business conditions and your competitive position in the industry and methods of competition, as required by Item 101(h)(4)(iv) of Regulation S-K.

Dependence on one or a few major customers, page 21

21. Please address whether national utilities and similar government or quasi-government bodies would have the ability to unilaterally renegotiate any agreements with you or otherwise change or modify the terms of your business relationship.

Patents and Trademarks, page 21

22. Please discuss the significance of intellectual property rights to your business and the market in which you intend to compete generally. In this regard, we note your risk factor disclosure about infringement risks.

Sources of and Availability of Services and Materials, page 21

23. Please identify the key materials and product suppliers you refer to in the first paragraph and how they are currently being used in your business at this stage of development or revise the disclosure.

Government and Industry Regulation, page 22

24. Please define or clarify your references to "PV-systems" and how they are used to convert sunlight into electricity.

Dependence of government subsidies and economic incentives, page 22

25. The countries you use as examples in this disclosure do not appear to be countries in which you are seeking to pursue business. Please revise your disclosure to address the subsidies and incentives available in the countries where you plan to do business.

Research and Development Activities, page 22

26. Please revise your disclosure to clarify that you do not have any operating power plants. In addition, please discuss what you mean by your "applied technology."

Employees and Employment Agreements, page 23

27. Please disclose the total number of your employees and the number of your full-time employees, per Item 101(h)(4)(xii) of Regulation S-K.

Selling Shareholders, page 23

28. Since the registrant currently has only one director, column 2 in the table is confusing and should be deleted. Please disclose all material relationships between the selling shareholders and the company or its affiliates within the past three years, as required by Item 507 of Regulation S-K. You may provide this information in footnotes to the selling shareholder table. In addition, please describe how the selling shareholders acquired their shares.

29. Please identify the natural person(s) who exercise sole or shared voting and/or investment power over the shares listed in the table for Agomerkur AG.

Euro Solar Parks, Inc. Financial Statements for the Fiscal Quarter Ended September 30, 2009

Statements of Cash Flows, page 45

30. We note that you have revised your presentation in the cumulative period to reflect the issuance of common stock during fiscal year 2008 as cash financing activity with an offset to stock subscription receivable within operating activities. We further note that you have reflected the issuance of common stock in fiscal year 2009 for which you did not receive a cash payment during this period as a

cash activity within operating and financing. Based on the guidance in ASC 230-10-50-3 to 50-5 (paragraph 32 of SFAS 95), it is unclear how you determine it is appropriate to reflect the issuance of common stock that was not accompanied by a cash payment in the same period as a cash activity in the nine-months ended September 30, 2009 and cumulative periods. Further, we note that you have reflected the cash receipt from the common stock issued during fiscal year 2008 as an operating activity in the nine-months ended September 30, 2009. Based on the guidance in ASC 230-10-45-14 (paragraph 19 of SFAS 95), it is unclear how you determine this classification is appropriate. Please advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 50

Liquidity, page 54

31. Please revise your disclosure to include a discussion that quantifies the anticipated cash outlays for the next 12 months to begin and maintain operations. This disclosure will allow investors to have a better understanding of your future cash needs to begin operations, which you note are anticipated to begin in early 2010.

Security Ownership of Certain Beneficial Owners and Management, page 61

32. Please provide all of the information required by Item 403(a) of Regulation S-K for Agromerkur AG.

33. Please add the dealer prospectus delivery obligation required by Item 502(b) of Regulation S-K to the outside back cover page of the prospectus.

Part II

Item 15. Recent Sales of Unregistered Securities, page 62

34. Please provide all of the information required by Item 701 of Regulation S-K.

Item 16. Exhibit 23, page 63

35. In the next amendment, please request an updated consent from your independent registered public accounting firm that includes their city and state.

Item 17. Undertakings, page 63

36. The exact language in the undertakings applicable to Rule 415 offerings that is required by Item 512(a) of Regulation S-K should be provided in the amended registration statement.

37. Since the prospectus covers a secondary offering, the (a)(4) undertaking on page 63 is inapplicable to this offering and should be deleted.

38. It appears that you have inadvertently repeated the undertaking required by Item 512(a)(5)(ii) and (h). Please revise in the amended registration statement.

Signatures, page 65

39. The registration statement should also be signed by the company's controller or principal accounting officer, whose title should be shown on the signature page. In addition, please include the date for each signature.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tracey Houser, Accountant at (202) 551-3736 or Al Pavot, Accounting Reviewer at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or, in her absence, Dietrich King, Legal reviewer at (202) 551-3338 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

cc: Jay Smith, Esq.
        Novi & Wilkin
        Attorneys at Law
        1325 Airmotive Way, Suite 140
        Reno, NV 89502